HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

harttrinen@aol.com

(303) 839-0061

Fax: (303) 839-5414

January 28, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Hero Technologies Inc.
Amendment No. 2 to Registration Statement on Form S-1 File No. 333-261062

Dear Mr. Dougherty:

On behalf of Hero Technologies Inc. (the “Company”), the following responses are provided to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the comments in your letter dated January 26, 2022 regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed January 13, 2022 (File No. 333-261062).

For your convenience, set forth below in bold are each of the comments in the Staff’s letter dated January 26, 2022, followed by the Company’s response to that comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 24

1. In response to comment 4, we note you provided expanded disclosures for the nine month period ended September 30, 2021 versus 2020 that are responsive to the comment. Please provide similar disclosures for the comparison of results of operations for the years ended December 31, 2020 and 2019.

RESPONSE: Pursuant to the Staff’s comment, a chart was added, on page 27, comparing the years ended 2020 and 2019. Also, on page 28, the Company describes the reason for each change. The Company also added a new section, titled “Our Energy and Exploration Legacy and Transition to Cannabis,” which describes some of the milestones that took place between 2019 and 2020. (Page 28)

Business, page 31

2. In response to comment 8 you revised page 31 to disclose that the company assumed all liabilities with respect to assigned contracts as part of the acquisition of Veteran Hemp Co. Please describe, and quantify the liabilities assumed with respect to assigned contracts, to the extent material.

RESPONSE: In response to the Staff’s comment, on page 35, the Company clarified the nature of the liabilities assumed from Veteran Hemp Co. Although the Company did not assume any liabilities from Veteran Hemp Co. or associated assigned contracts, the Company did assume a $70 hosting fee as part of the acquisition of the website.

Executive Compensation, page 33

3. We note your response to comment 10. Please update to provide executive compensation disclosure for the fiscal year ended December 31, 2021. See Item 402(n) of Regulation S-K.

RESPONSE: On page 37, the Summary Compensation Table was updated to include executive compensation for the fiscal year ended December 31, 2021. Also, a description was added below the table in order to clarify the nature of Ms. Serkasevich’s compensation.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

4. You disclose ownership of wholly-owned subsidiaries MassCannabis LLC and Mile High Green LLC without providing any descriptive information about the subsidiary. Please expand your disclosure here and on pages F-15 and F-20 to provide sufficient detail to understand the nature and operations of these entities.

RESPONSE: In response to the Staff’s comments, the Company added descriptive information regarding MassCannabis LLC and Mile High Green LLC. (Page F-8, F-16, and F-23)

Interim Financial Statements, page F-16

5. We note you have updated your financial statements for the period ending September 30, 2021 and September 30, 2020. However, several line item values presented in the interim financial statements for the period ended September 30, 2020 are identical to the line items for the period ending June 30, 2020 as presented in your registration statement filed on November 12, 2021. Please revise or advise.

2

Also revise your Consolidated Statement of Operations and Comprehensive Loss to specify the period included in the financial statements (quarter or nine months ended).

RESPONSE: In response to the first paragraph of the Staff’s comment, the line items for the September 30, 2020 financial statements were updated. (Page 26, F-19, F-22).

Regarding the second paragraph of the Staff’s comments, the Consolidated Statement of Operations and Comprehensive loss was revised in order to specify the appropriate period. (Page F-19 and F-22)

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours, HART & HART, LLC

/s/ William T. Hart

By: William T. Hart

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